[graphic omitted] DnBNOR

To Shareholders of Acergy S.A.

Our ref.                                                 Date
Registrars Department/ij                                 Oslo, June 26, 2009

                                   ACERGY S.A.
               VOTING EXTRAORDINARY GENERAL MEETING AUGUST 4, 2009

Your holding of Common Shares of Acergy S.A. is registered in The Norwegian Central Securities Depository (Verdipapirsentralen - the "VPS"). If you wish to vote for your shares at this Extraordinary General Meeting you may either attend in person at the said general meeting or if you have not previously issued a proxy for the same purpose you may execute the enclosed proxy card and return it to us.

You are encouraged to specify your choice by marking the appropriate boxes on the enclosed proxy form. When properly executed, the proxy will be voted in the manner directed therein, or if no direction is indicated, will be voted "for" the proposal.

Enclosed, please find a return envelope for your proxy. In order for your shares to be voted based on your executed proxy card, the card has to be received by DnB NOR Bank ASA, Registrars Department, Oslo, not later than July 24, 2009, 12:00 hours Central European Time.

Yours sincerely,
for DnB NOR Bank ASA
Registrars Department


Irene Johansen

DnB NOR Bank ASA Office Stranden 21, Oslo Postal address NO-0021 Oslo, Norway Telephone +47 91 50 30 00 Fax +47 22 94 90 20 www.dnbnor.no Register of Business Enterprises NO 984 851 006 MVA